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AMY MCDANIEL WILLIAMS DIRECT DIAL: 804-788-7388 EMAIL: awilliams@hunton.com

FILE NO: 65607.000023

March 23, 2007

Rochelle Kauffman Plesset
Office of Chief Counsel
Division of Investment Management-Mail Stop 5030
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    KKR Financial Holdings LLC-1940 Act Analysis

Dear Ms. Plesset:

        In a telephone conversation this week, you requested that we provide additional information and analysis about two issues related to KKR Financial Holdings LLC and the Investment Company Act of 1940, as amended (the "1940 Act").

        First, you noted that KKR Financial Corp., which relies on Section 3(c)(5)(C) for its exclusion from regulation, has two subsidiaries that rely on Section 3(c)(7), yet KKR Financial Corp.'s interest in these subsidiaries are treated as "real estate-related assets." You requested additional information about the assets held by these subsidiaries and for an analysis why KKR Financial Corp.'s interest in the subsidiaries should be considered "real estate-related assets" rather than miscellaneous assets.

        Second, you asked for additional information and analysis about the CLOs that rely on Rule 3a-7. Specifically, you requested that we clarify the circumstances in which the indentures require the sale of assets that have declined, or have a significant risk of declining, in credit quality.

A.
Real Estate-Related Assets

        KKR Financial Corp. is primarily engaged in the business of holding mortgages and other interests in real estate. In addition to its substantial holdings of whole mortgage loans, which are held directly, KKR Financial Corp. also invests in mortgage-backed securities that do not qualify as "qualifying interests" for the 55% test because they are not "first loss" securities and because they do not carry with them the right to foreclose on the underlying mortgage loans. When KKR Financial Corp. arranged to finance these mortgage-backed securities, it found it economically efficient to deposit the mortgage-backed securities into a special purpose subsidiary and to cause the special purpose subsidiary to enter into the financing arrangement. Accordingly, KKR Financial Corp. formed a subsidiary (and later formed a second subsidiary) for this purpose. These subsidiaries are known as the "Secured Liquidity Note Depositor Subsidiaries."

        Section 3(c)(5)(C) requires an issuer to be primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. In order to satisfy the "primarily engaged" requirement of Section 3(c)(5)(C), a company:

    must invest at least fifty-five percent of its assets in mortgages and other liens on and interests in real estate ("qualifying interests"). An additional twenty-five percent of the [company]'s assets must be in real estate related assets, although this percentage may be reduced to the extent that more than fifty-five percent of the [company]'s assets are to be invested in qualifying interests.

        Div. of Inv. Mgmt., Sec. & Exch. Comm'n, Protecting Investors: A Half Century of Investment Company Regulation 72 (footnote omitted) (1992) ("Protecting Investors Study").

        Although the Staff has issued a number of no-action letters discussing the types of assets that constitute qualifying interests, relatively little has been written about what assets constitute real estate-related assets. The Staff has agreed with the proposition that a loan will qualify as a real estate-related asset if at least 55 percent of its fair market value is secured by real estate when the issuer acquires the loan. See, e.g., NAB Asset Corp., SEC No-Action Letter (June 20, 1991). The Staff also has indicated that agency partial pool certificates constitute real estate-related assets. See Protecting Investors Study 73. Most companies relying on Section 3(c)(5)(C) believe that the term "real estate-related assets" is defined by reference to the term's plain meaning—if the asset somehow relates to real estate, but does not for whatever reason constitute a "qualifying interest," then it is a real estate-related asset. For this reason, KKR Financial Corp. always has considered mortgage-backed securities that do not constitute qualifying interests to be real estate-related assets.

        A separate question is whether an interest in a majority-owned subsidiary, or wholly-owned subsidiary, that owns real estate-related assets is itself a real estate-related asset. The

Staff has agreed with the proposition that when "a wholly-owned or majority-owned subsidiary of the Company holds any [real estate-related assets], the Company's interest in each [such asset] will be determined by the percentage ownership interest of the Company in the subsidiary." NAB Asset Corp., SEC No-Action Letter (June 20, 1991).

        Accordingly, because the Secured Liquidity Note Depositor Subsidiaries are wholly-owned subsidiaries that hold no assets other than mortgage-backed securities, KKR Financial Corp. considers its investment in these subsidiaries to be "real estate-related assets," just as it would classify the mortgage-backed securities if they were held directly by KKR Financial Corp.

B.
Rule 3a-7

        KKR Financial Corp. previously sponsored the closing of three CLO transactions, which, at the time of closing, were not required to be registered as investment companies because of the application of Section 3(c)(7). To comply with the requirements of Rule 3a-7, the indentures had to be modified in several respects.

        Notably, the indentures were amended to prohibit the disposition of assets "for the primary purpose of recognizing gains or decreasing losses due to market value changes." The indentures do permit (in fact, they require) the disposition of "Credit Risk Securities." You asked for more detail about the facts and circumstances that would lead to classifying an asset as a Credit Risk Security, noting that Rule 3a-7 would permit such a sale to protect the fixed income securityholders, but not to enhance the returns to the equity holder in the CLO.

        In developing the term "Credit Risk Security," the collateral manager considered carefully under what circumstances a decline in credit quality could adversely affect the fixed income securityholders. Among the risks are the risks that the Credit Risk Security will not produce the expected cash flow to support payments to the fixed income securityholders in the aggregate, and that the cash flow will not be collected in a timely manner. In CLO transactions, ratings downgrades can trigger a diversion in cash flow from one fixed income securityholder to another fixed income securityholder, a risk that could be mitigated by selling a Credit Risk Security. Moreover, payments on the fixed income securityholders are dependent upon good information about the cash flow on the assets in the CLO and companies that are in financial distress sometimes default on their obligations to provide periodic reporting.

        With these risks in mind, the amended indentures provide that a Credit Risk Security is a security that has declined, or has a significant risk of declining, in credit quality, and with respect to which any one or more of the following also is true:

              (i)  the security has a significant risk of experiencing a payment default;

             (ii)  the security has been restructured, or the security's obligor has requested a restructuring, to avoid default;

            (iii)  the security has a significant risk of having its rating put on negative watch, downgraded and/or withdrawn; or

            (iv)  the security's obligor fails to provide the collateral manager or trustee with the required periodic reporting.

        All of these criteria are indicia that holding the security in the CLO portfolio could adversely affect the fixed income securityholders. Accordingly, the amended indentures provide that once an asset becomes a Credit Risk Security it must be sold in a timely fashion to protect the fixed income securityholders. The amended indentures provide, however, that notwithstanding the foregoing, under no circumstances may a Credit Risk Security—or any other asset—be sold for the primary purpose of recognizing gains or decreasing losses due to market value changes.

        Prior to giving effect to the amendments, the collateral manager had broad discretion (subject to certain conditions set by the rating agencies) to sell assets for any reason whatsoever, including for the purpose of recognizing gains or decreasing losses due to market value changes. The collateral manager could have conducted these "discretionary sales" simply to enhance the return to the holder of the equity in the CLOs. This type of sale is no longer permitted, and the collateral manager's obligation to sell Credit Risk Securities cannot serve this purpose.

        You suggested that we revise the disclosure in the Form S-4 to remind investors that the limitations imposed by Rule 3a-7 on the collateral manager's ability to sell assets of the CLO could result in lower returns to the holder of the equity in the CLOs, which could have a material adverse affect on returns to investors in KKR Financial Holdings LLC. We agree and plan to revise the disclosure accordingly. Specifically, we intend to amend the 1940 Act risk factor as shown on the attached markup.

        If you have any questions about the foregoing analysis, please do not hesitate to call me at (804) 788-7388. Thank you for your assistance.

Best regards,

/s/ Amy McDaniel Williams
Amy McDaniel Williams